Mail Stop 4561

                           November 9, 2005


Robert Farr
Chief Executive Officer
Birmingham Bloomfield Bancshares
33583 Woodward Avenue
Birmingham, Michigan  48009

Re: Birmingham Bloomfield Bancshares
       Form SB-2, amendment number 1, filed October 27, 2005
       File Number 333-128127

Dear Mr. Farr:

      We have reviewed your amended Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Why we organizing a new bank, page 2

1. Indicate the date of the report produced by ESRI, referenced in the sixth paragraph.

2. Indicate in the sixth paragraph the percentage change in median price of a single-family home on an historical basis for the same length of time as your projection and over the past year.





Risk Factors, page 8

3. We note the recent troubles in the automobile parts supplier industry in general, including the bankruptcy filings by Delphi Corp.
and Collins & Aikman. We further note that both companies are headquartered in Oakland County and that their circumstances may have additional impact on the automobile industry in general. Please include a risk factor regarding these matters and their possible impact on the economy of Oakland County and your operations. Otherwise, confirm in the filing that management does not believe that adverse events within the automobile industry will materially impact Oakland County and the operations on the company.

Plan of distribution, page 15

4. We note your continued reference, beginning in the seventh line of the first paragraph, to the sale of securities "where none of our organizers and directors is currently licensed." Please reconcile the implication that the organizers and directors are licensed to sell securities in some states with your reliance on Rule 3a4-1 and your assertions elsewhere that there is no need for broker dealer licensing.

5. Messrs. Schwartz, Schwartz and Stapleton are associated persons of a broker-dealer, and accordingly do not satisfy the requirements of
Rule 3a4-1 and are not entitled to the safe harbor contained therein.
Section 15 therefore governs whether or not Messrs. Schwartz, Schwartz and Stapleton would need to register as broker-dealers. As associated persons of broker-dealers, Messrs. Schwartz, Schwartz and
Stapleton are engaged in the business of effecting transactions in securities, and would be engaged in a distribution of securities in connection with the proposed offering. As earlier noted, they are not entitled to rely upon the safe harbor in Rule 3a4-1. Absent another exemption from Section 15, they would therefore be required either to register as broker-dealers or to sell the securities under the supervision of the broker-dealer with which they are associated.

6. Please provide us with additional details as to Mr. Dillon`s involvement with and date of joining the registrant, compensation, and expected involvement in the distribution.

	Please note that the prior three comments were read by phone to counsel for the company on November 8, 2005. Counsel responded by faxed letter, also dated November 8, 2005. We have the following, follow-up comment to counsel`s letter.

7. In response to your letter of November 8, 2005, setting forth the
Company`s position that Messrs. Schwartz, Schwartz and Stapleton should not be deemed to be brokers under Section 3(a)(4) of the Exchange Act, we note as an initial matter that an associated person of a broker-dealer can never be considered to be a "finder." Associated persons of a broker-dealer are "engaged in the business" of effecting securities transactions. Thus, to the extent that the Staff has permitted "finders" not to register as broker-dealers, Messrs. Schwartz, Schwartz and Stapleton, as associated persons of a broker dealer, may not rely on any such relief. Further, we note that Messrs. Schwartz,
Schwartz and Stapleton`s activities in the offering easily fall under those that are considered hallmarks of broker-dealer activity.
See
http://www.sec.gov/divisions/marketreg/bdguide.htm . Lastly, we note that the lack of compensation to be paid to Messrs. Schwartz, Schwartz and Stapleton is not relevant, as they are "engaged in the business of effecting transactions in securities for the account of others" by virtue of being associated persons of a broker-dealer. We therefore disagree with your contention that Messrs. Schwartz, Schwartz and Stapleton should not be deemed to be broker-dealers under Section 3(a)(4) of the Exchange Act, and to the extent that they participate in the offering, they would therefore be required either to register as broker-dealers or to sell the securities under the supervision of the broker-dealer with which they are associated.
Please revise your registration statement accordingly.

Use of Proceeds, page 16

8. We note the first sentence reference to your repayment of a $749,000 cash advance from the organizers. Please revise the filing to describe this advance, including how it was used and how it relates to the line of credit discussed in this section and at Warrants, page 3.

Market opportunities, page 23

9. At the end of the fourth paragraph you reference "predictions of economic growth." Please either delete this type of promotional text or disclose the basis for this statement.

Exhibit 5.1

10. Item 601(b)(5) requires a legality opinion based on the state law of the state of incorporation. If Jenkens & Gilchrist is unable to delete the assumptions regarding Michigan law, expressed in the next to last paragraph, then another law firm will need to provide this opinion.

11. You will need to file an opinion, rather than a form of opinion, prior to effectiveness.

        *  *  *  *









Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Direct any questions on accounting matters to Nancy Maloney
at
202-551-3427, or to Joyce Sweeney, senior accountant, at 202-551-
3449.  Questions relating to Rule 3a4-1 may be directed to
Elizabeth
MacDonald in the Office of Chief Counsel, Division of Market
Regulation at         202-551-5593.  Please direct any other
questions to David Lyon at 202-551-3421, or to                  me
at
202-551-3491.

      						Sincerely,



							Todd K. Schiffman
      Assistant Director



By fax: Geoffrey Kay
	 Fax number 214-855-4300

Birmingham Bloomfield Bancshares
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